Exhibit 99.1

U.S. Department of War Awards $43.4M to Alaska Range Resources to Secure Antimony Supply

Anchorage, Alaska, October 1, 2025 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) is pleased to announce that its 100% owned U.S. subsidiary Alaska Range Resources, LLC (ARR), has been awarded US$43.4 million in Defense Production Act Title III funding by the U.S. Department of War (DoW) to produce antimony trisulfide at its Estelle Gold and Critical Minerals Project (Estelle Project) in Alaska.

The award will enable ARR to accelerate development of a fully integrated U.S. antimony supply chain to extract, concentrate, and refine stibnite to produce military grade antimony trisulfide to assist in meeting the U.S. defense industrial base demands.

Nova CEO, Mr Christopher Gerteisen commented: “We are proud to have ARR partner with the U.S. Department of War to help secure a fully domestic, redundant supply chain for the munitions and other defense products our troops need to keep our nation and allies safe, as well as future supply to the U.S. industrial base for a wide range of traditional and high-tech applications, including semiconductors and energy systems.

This award will fund the initial phase of the Company’s strategy to establish a full spectrum state of the art antimony mining and refining hub based in Alaska to supply refined antimony products to the U.S. industrial base and beyond. After conducting rigorous vetting and technical due diligence of the Estelle Project, ARR is proud to be the recipient of this award, which provides further confidence in the quality of antimony mineralization and highlights the potential scale and scope of future antimony production from the Estelle Project.

The Company appreciates the support and partnership of Alaska’s federal and state leaders, particularly Senators Murkowski and Sullivan, Congressman Begich and Governor Dunleavy. The Estelle Project will play a central role in this effort where Alaska will be at the heart of the country’s supply of critical materials, and we look forward to working closely with our local partners from the University of Alaska Fairbanks (UAF) CORE-CM group, the Alaska Department of Natural Resources (ADNR), the Alaska Industrial Development and Export Authority (AIDEA), the Matanuska-Susitna Borough, and Alaska Tribes and Native Corporations to bring Estelle into production”.

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Nova Gold and Paulson Advisors Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Further discussion and analysis of the Estelle Project is available through the interactive Vrify 3D animations, presentations and videos all available on the Company’s website.

www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196